FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Report on Form 6-K for the month of January, 2002

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.
(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT
(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JANUARY 9, 2002	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut:	+ 32 (0) 2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0) 2 412 83 21
	Amy Shue (U.S. investors):	+ 1 (704) 633 8250, ext. 2529
	Ruth Kinzey (U.S. media):	+ 1 (704) 633 8250, ext. 2118

DELHAIZE GROUP REPORTS 2001 SALES FIGURES
Sales increase by 17.8% to EUR 21.4 billion

BRUSSELS, Belgium, January 9, 2002 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, today reported an increase of sales in 2001 by 17.8% to EUR 21.4 billion. Delhaize Group’s sales in the fourth quarter of 2001 amounted to EUR 5.5 billion, an increase of 1.5% over the comparable thirteen-week period in 2000.

In 2001, Delhaize Group achieved sales of EUR 21.4 billion compared to EUR 18.2 billion the prior year. These results include sales of the acquired companies Hannaford Bros. (since July 31, 2000) and Trofo (since January 1, 2001). Excluding acquisitions, divestitures and currency fluctuations, organic sales growth of Delhaize Group was 4.0% in 2001.

Compared to 2000 figures adjusted for Delhaize America’s results on a thirteen-week basis, sales of Delhaize Group grew by 1.5% in the fourth quarter of 2001. Organic growth of Delhaize Group in the fourth quarter of 2001 was 4.2%, excluding acquisitions, divestitures, currency fluctuations and adjusted for a comparable number of weeks at Delhaize America. Due to a change in its financial calendar, Delhaize America only contributed 13 weeks to Delhaize Group’s sales in the fourth quarter of 2001, against 16 weeks in 2000. As a result, in the fourth quarter of 2001, Delhaize Group’s sales amounted to EUR 5.5 billion compared to EUR 6.2 billion in the fourth quarter of 2000.

At the end of 2001, Delhaize Group’s sales network consisted of 2,444 stores, an increase by 134 stores (+5.8%) compared to the previous year. Total net selling area rose by 3.9% to 5.0 million square meters. Delhaize Group expects to increase its sales network in 2002 by 136 stores (+5.6%) to a total of 2,580 outlets. For 2002, Delhaize Group plans capital expenditure of EUR 715 million.

GEOGRAPHICAL OVERVIEW

United States

In 2001, the contribution of Delhaize America to the sales of Delhaize Group was USD 14.9 billion (EUR 16.6 billion), an increase by 17.7% over 2000. Comparable store sales (which include relocations and expansions) rose by 1.4% during 2001.

In the thirteen-week period ended December 29, 2001, the sales contribution of Delhaize America stood at USD 3.8 billion (EUR 4.2 billion), a rise of 2.2% over the comparable thirteen-week period in the prior year. Comparable store sales for the thirteen-week period decreased by 0.5%. This decrease was partially attributable to a weak economy, particularly reflected in the results at Kash n’ Karry in Florida, where the return of seasonal inhabitants has been delayed. December sales were negatively impacted versus prior year due to unseasonably warm weather and the mid-week holidays.

In 2001, Delhaize America increased the total net selling area by 3.8% to 44.8 million square feet (4.2 million square meters), finishing the year with 1,459 supermarkets. During 2001, Delhaize America opened 47 new stores, and relocated or closed 8 stores, resulting in a net increase of 39 stores. In addition, Delhaize America remodeled and expanded 145 supermarkets.

In 2002, Delhaize America expects to open 45 new supermarkets and 11 stores will be relocated, resulting in a total store number at the end of 2002 of 1,493 stores, an net increase of 34 outlets. Approximately 137 stores will be remodeled or expanded. The total net selling area is expected to grow in 2002 by approximately 3.0%.

In 2001, Super Discount Markets achieved sales of USD 249.7 million (EUR 278.8 million). During the fourth quarter of 2001, sales of Super Discount Markets amounted to USD 41.7 million (EUR 46.6 million). As announced in October 2001, Delhaize Group, after a strategic review of its operations, closed in the fourth quarter of 2001 the 19 Cub Foods supermarkets of Super Discount Markets.

Europe

Delhaize Belgium posted sales of EUR 3.2 billion in 2001, an increase by 7.7% over 2000. Comparable store sales grew by 4.9%. For the fourth quarter of 2001, sales increased by 5.9% to EUR 851.5 million. The fourth quarter 2001 comparable store sales, impacted by an industry wide labor dispute early December, rose by 3.9%.

In 2001, Delhaize Belgium increased its market share by approximately 0.6% to 24.6% (Source: A.C. Nielsen). The Belgian sales network was extended with 60 stores. The total net selling area grew by 7.3% to 538,000 square meters. In 2002, the sales network of Delhaize Belgium is expected to be enlarged by 61 stores, including two Delhaize “Le Lion” supermarkets.

In 2001, sales in the other European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) increased by 13.8% to EUR 1.1 billion, passing for the first time the mark of EUR 1 billion. During the fourth quarter of 2001, sales in the other European operations of Delhaize Group amounted to EUR 311.4 million, 33.6% more than the comparable quarter in 2000.

In 2001, Delhaize Group increased the number of stores operated in its other European operations from a total of 177 to 224 stores. 104 of the 224 stores are located in Greece, 94 in the Czech Republic, 16 in Slovakia and 10 in Romania. The total net selling area grew by 45.5% to approximately 254,000 square meters. In 2002, the opening of 11 supermarkets is planned. This will bring the total to 235 stores in the other European operations of Delhaize Group.

Asia

In 2001, the contribution of the Asian operations to Delhaize Group’s sales amounted to EUR 184.7 million, an increase of 18.9% versus the prior year. The sales in the fourth quarter of 2001 rose by 13.7% to EUR 51.0 million. In 2001, the Asian sales network of Delhaize Group was increased by 18 supermarkets to a total of 86 supermarkets.

26 of the 86 supermarkets are located in Thailand, 29 in Indonesia and 31 in Singapore. The total net selling area was enlarged by 22.3% to approximately 82,000 square meters. In 2002, Delhaize Group expects to increase its sales network in Asia by 30 supermarkets to a total of 116 stores.

DEFINITIONS

•	Comparable store sales: sales from the same stores, including relocations and expansions
•	Organic sales growth: sales growth excluding sales from acquisitions, divestitures and currency fluctuations
•	Selling area: net selling area, excluding storage area. Net selling area = approximately 84% of gross selling area.

FINANCIAL CALENDAR

•	Press release — 2001 results	February 21, 2002
•	Press release — 2002 first quarter results	April 26, 2002
•	Annual Shareholders Meeting	May 23, 2002
•	Press release — 2002 second quarter results	August 1, 2002
•	Press release — 2002 third quarter results	October 25, 2002

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer listed on Euronext Brussels and the New York Stock Exchange. At the end 2001, Delhaize Group’s sales network consisted of 2,444 stores in ten countries on three continents. In 2001, Delhaize Group posted EUR 21.4 billion in sales. Delhaize Group employs approximately 146,000 people.

This press release is available in English, French and Dutch. For more information, visit the Delhaize Group website at www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Year 2001 Sales — Unaudited

GEOGRAPHICAL CONTRIBUTION (1) (in millions)		2001	2000	2001/2000

United States (2)	USD	15,140	12,967	+16.8%
of which Delhaize America	USD	14,890	12,652	+17.7%
Belgium	EUR	3,215	2,984	+7.7%
Rest of Europe (3)	EUR	1,092	960	+13.8%
Asia (4)	EUR	185	155	+18.9%

TOTAL	EUR	21,397	18,168	+17.8% (5)

(1)	Hannaford Bros. is consolidated since July 31, 2000, Trofo since January 1, 2001 and Mega Image since May 1, 2000. PG is consolidated until September 30, 2000, and Super Discount Markets until November 12, 2001.

(2)	Average exchange rate 2000: EUR 1 = USD 0.9217; average exchange rate 2001: EUR 1 = USD 0.8956.

(3)	Combined sales of Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania) in 2001. Combined sales of Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia), Mega Image (Romania) and PG (France) in 2000.

(4)	Combined sales of Food Lion Thailand (Thailand), Super Indo (Indonesia) and Shop N Save (Singapore).

(5)	Organic sales growth: +4.0%

Fourth Quarter 2001 Sales – Unaudited

GEOGRAPHICAL CONTRIBUTION (1) (in millions)		4th Q 2001	4th Q 2000	2001/2000

United States (2)	USD	3,796	4,564	-16.8%
of which Delhaize America	USD	3,755	4,467	-15.9%
Belgium	EUR	852	804	+5.9%
Rest of Europe (3)	EUR	311	233	+33.6%
Asia (4)	EUR	51	45	+13.7%

TOTAL	EUR	5,453	6,224	-12.4	%(5)

(1)	Hannaford Bros. is consolidated since July 31, 2000, Trofo since January 1, 2001. Super Discount Markets is consolidated until November 12, 2001.

(2)	Thirteen-week period in 2001 compared to a sixteen-week period in 2000. Average exchange rate fourth quarter 2000: EUR 1 = USD 0.8691; average exchange rate fourth quarter 2001: EUR 1 = USD 0.8959.

(3)	Combined sales of Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).

(4)	Combined sales of Food Lion Thailand (Thailand), Super Indo (Indonesia) and Shop N Save (Singapore).

(5)	Organic sales growth: +4.2%.

Number of Stores

	2002 Planned	End of 2001	End of 3rd Q 2001	End of 2000	2001/2000

United States: Delhaize America	1,493	1,459	1,453	1,420	+39
Belgium	736	675	665	615	+60
Greece (1)	105	104	104	53	+51
Czech Republic	98	94	99	99	-5
Slovakia	17	16	17	15	+1
Romania	15	10	10	10	—
Thailand	36	26	22	18	+8
Indonesia	44	29	26	20	+9
Singapore	36	31	31	30	+1
GROUP SUBTOTAL	2,580	2,444	2,427	2,280	+164

United States: Super Discount Markets	0	0	19	30	-30

GROUP TOTAL	2,580	2,444	2,446	2,310	+134

(1)	Excluding ENA-franchised stores.

Net Selling Area(1)

	End of 2001	End of 2000	2001/2000

United States: Delhaize America	4,160,925	4,008,572	+3.8%
Belgium	537,916	501,376	+7.3%
Greece	145,984	66,075	+120.9%
Czech Republic	86,147	88,026	-2.1%
Slovakia	15,776	14,198	+11.1%
Romania	6,511	6,511	—
Thailand	26,170	19,216	+36.2%
Indonesia	24,028	16,255	+47.8%
Singapore	32,125	31,828	+0.9%
GROUP SUBTOTAL	5,035,582	4,752,057	+6.0%

United States: Super Discount Markets	0	95,497	N.A.

GROUP TOTAL	5,035,582	4,847,554	+3.9%

(1)	Net selling area in stores (excluding storage area) in square meters. 1 square foot = 0.0929 square meter.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2000 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date:	January 10, 2002	By:	/s/ Michael R. Waller

Michael R. Waller
Senior Vice President